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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GRANT VENTURES, INC.
(Exact Name of Registrant as Specified in its Charter)

000-50133
(Commission File Number)

NEVADA	82-0490737
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

56 WEST 400 SOUTH, SUITE #220
SALT LAKE CITY, UTAH 84101
(Address of Principal Executive Offices)

(801) 322-3401
(Registrant's Telephone Number)

GRANT VENTURES, INC.
56 West 400 South, Suite #220
Salt Lake City, Utah 84101

Information Statement
Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

July 13, 2004

        This Information Statement is being furnished on or about July 13, 2004 to all of the stockholders of record at the close of business on June 30, 2004 of the common stock, par value $0.0001 per share, of Grant Ventures, Inc. (the "Company").

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

        NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

        Our company, Grant Ventures, Inc. (the "Company", "we" or "us"), has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 6, 2004, with Impact Acquisition Corporation, a Utah corporation, which is a wholly owned subsidiary of the Company ("Merger Sub"), and Impact Diagnostics, Inc., a Utah corporation, ("IDI"). Pursuant to the Merger Agreement, Merger Sub will merge with IDI, and IDI will remain as the surviving corporation and a wholly owned subsidiary of the Company (the "Merger"). We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the Merger Agreement will be completed.

        IDI develops products to improve the efficiency of diagnosing cervical cancer, including a sensitive, reliable, non-invasive, point-of-care test which is expected to cost less than other tests currently used.

        Please read this Information Statement carefully. It contains biographical and other information concerning our executive officers, directors and those nominees to be appointed as directors and executive officers after the completion of the Merger. Additional information about the Merger is contained in our Current Report on Form 8-K, dated July 6, 2004, which was filed with the Commission on July 7, 2004. All of the Company's filings and exhibits may be inspected without charge at the public reference section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Commission at prescribed rates. The Commission also maintains a website that contains reports and other information regarding public companies that file reports with the Commission. Copies of the Company's filings may be obtained from the Commission's website at http://www.sec.gov.

CHANGE IN CONTROL

        At the effective time of the Merger, each issued and outstanding common share of IDI (other than shares of IDI to be canceled in accordance with the Agreement) will be converted into the right to receive one (1) share of our common stock, par value $0.0001 per share (the "Merger Consideration"). In addition, each option to purchase one share of common stock of IDI will be converted into the right to receive an option to purchase one share of our common stock.

        In connection with the Merger we expect to complete the sale of between 5,450,000 and 10,900,000 units, at a purchase price of $0.1835 per unit, resulting in minimum gross proceeds to the Company of $1.0 million and maximum gross proceeds of $2.0 million. Each unit will be comprised of five (5) shares of our common stock and a warrant to purchase one (1) share of our common stock at an exercise price of $0.18 per share. The units will be sold in a private placement exempt from registration under the Securities Act of 1933, as amended. Upon completion of the Merger and the related financing, assuming the minimum gross proceeds of $1.0 million and assuming the conversion of all outstanding convertible notes of IDI upon the closing of the Merger:

  •
  The holders of common stock, convertible notes and options to purchase common stock of IDI immediately prior to the Merger will own approximately 74% of the aggregate outstanding shares of the Company,

  •
  The holders of common stock of the Company immediately prior to the Merger will own approximately 11% of the aggregate outstanding shares of the Company, and

  •
  The balance of the shares will be held by investors who purchase units in the financing and by IDI's financial advisor who will receive such shares for arranging the Merger and financing.

        In connection with the Merger:

  •
  Our Board of Directors has amended our bylaws to increase the size of our Board of Directors to seven (7) directors. Upon completion of the Merger, the current directors of the Company will appoint Stan Yakatan, Michael Ahlin, Jack Levine, Eric Wilkinson and Kevin Crowe to the Board of Directors. Each of these individuals is a nominee of IDI.

  •
  Immediately following the appointment of the IDI nominees, our current directors, Pete Wells and Geoff Williams, will resign from the Board of Directors. Following the resignation of Messrs Wells and Williams, the remaining directors will appoint Dr. Mark Rosenfeld and an additional director to be determined at a later date. Dr. Rosenfeld is, and the additional director will be, a nominee of IDI.

DIRECTORS AND EXECUTIVE OFFICERS

        The following discussion sets forth information regarding our current executive officers and directors and those individuals we expect will be appointed as executive officers and directors after completing the Merger. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by IDI prior to the date the new directors take office.

        Each member of our Board of Directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serve at the discretion of the Board.

Current Directors and Executive Officers:

        Set forth below is certain information regarding the current directors and executive officers of the Company. There are no agreements with respect to the election of these directors.

Name	Age	Position
Pete Wells	57	President and Director
Geoff Williams	34	Secretary and Director

        Pete Wells. Mr. Wells became a director of the Company on August 20, 1996 and was appointed President at the same time. He attended Eastern Idaho Technical College from which he earned a Health Physics degree. From 1996 to 2000, Mr. Wells was self-employed as a financial consultant. From October 2000 to August 2001, he worked as a radiation control technician for Envirocare of Utah. From January 2002 to 2003, Mr. Wells has worked as a technician for Aspen Ridge Corporation.

        Mr. Wells is or has been an executive officer and director of the following companies: Bull Trout Lake (President and Director from 1996 to the present); Gem State Consolidated Mines (President and Director from 1997 to the present); GMMT, Inc. (President and Director from 1996 to the present); Green Mnt. Equipment (President and Director from 1996 to the present); Green Mnt. Merger (President and Director from 1996 to the present); Green Mnt. Minerals, Inc. (President and Director from 1996 to the present); and Red Mountain Inc. (President and Director from 1996 to the present).

        Geoff Williams. Mr. Williams became Secretary and a director of the Company in July 2001. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings. Mr. Williams attended the University of Utah and California Institute of the Arts.

        Mr. Williams is or has been an executive officer and Director of the following companies: Calypso Financial Services, Inc. (Secretary and Director from 1999 to the present); Consolidated Travel Systems, Inc. (Director since August 1999 and President from February 2001 to the present); Eastgate Acquisition Corp., now known as Talavera's Fine Furniture (Secretary and Director from 1999 to the present); Ocean Express Lines, Inc. (President and Director from February 2000 to February 2003); RAKO Capital Corporation (President and Director from February 2001 to December 2002); and Westgate Acquisitions Corp. (Secretary and Director from 1999 to the present).

        Currently, there is no arrangement, agreement or understanding between management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of our affairs. There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current officers or directors are acting on behalf of, or will act at the direction of any other person.

Directors and Executive Officers following the Merger:

        Set forth below is certain information regarding the persons who will become directors and executive officers of the Company following the Merger:

Name	Age	Position
Stan Yakatan	63	President, Chief Executive Officer and Director
Michael Ahlin	56	Vice President and Director
Dr. Mark Rosenfeld	55	Vice President and Director
John C. Wilson	55	Chief Financial Officer
Jack Levine	53	Director
Eric Wilkinson	46	Director
Kevin Crowe	42	Director

        Stan Yakatan. Mr. Yakatan has been the Chairman and Chief Executive Officer and a member of the Board of Directors of IDI since May 2004. From September 1984 to the present, Mr. Yakatan has been the Chairman of Katan Associates, an advisory business. Mr. Yakatan is also a director of Lifepoint, Inc. and is the strategic advisor to the state government of Victoria, Australia. Between 1968 and 1989, Mr. Yakatan held various senior executive positions with New England Nuclear (a division of E.I. DuPont), ICN Pharmaceuticals, New Brunswick Scientific and Biosearch.

        Michael Ahlin. Mr. Ahlin has been the Vice President and a member of the Board of Directors of IDI since May 2004. From July 1998 to May 2004, Mr. Ahlin was the Chairman of the Board, President and Chief Executive Officer of IDI. Mr. Ahlin has been President of WetCor, a land development company, since 1983.

        Dr. Mark Rosenfeld. Dr. Rosenfeld has been the Secretary and Chief Technical Officer of IDI since July 1998. From October 1993 to October 2000, Dr. Rosenfeld was the Chief Technical Officer of Ratite Research, a bio-agricultural consulting company.

        John C. Wilson. Mr. Wilson has been the managing principal of Wentworth Advisors, LLC, a financial consulting company, since January 1, 1997. From August 1996 to January 2002, Mr. Wilson was a senior advisor and managing director of Credit Suisse First Boston Corporation.

        Jack Levine. Mr. Levine has been the President of Jack Levine, PA, a certified public accounting firm, since 1984. Since 1999, Mr. Levine has served as a director and the chairman of the audit committee of SFBC International Inc. Mr. Levine is a certified public accountant.

        Eric Wilkinson. Mr. Wilkinson has been the Vice President of Life Sciences for XL TechGroup, a biotechnology company, since June 2003. From September 2001 to May 2003, Mr. Wilkinson worked as a consultant for Tyrgen Technologies, a biotechnology consulting firm. From December 1999 to August 2001, Mr. Wilkinson was the President of Genetic Vectors, Inc., a biotechnology company. Mr. Wilkinson served as a consultant for the Cleveland Clinic Medical Foundation from November 1998 to November 1999.

        Kevin Crowe. Mr. Crowe has been the Chief Executive Officer of Diversified Corporation Solutions, LLC, a business advisory company, since April 2004. From September 2000 to December 2003, Mr. Crowe was the Chief Operating Officer of the Women's United Soccer Association, a professional athletic league. Mr. Crowe was President of ZipDirect, LLC, a full service printing, mailing and shipping company, from February 1994 to September 2000.

Board of Directors Meetings

        During the fiscal year ended December 31, 2003, our Board of Directors held no meetings.

Board of Directors Committees

        Currently, our Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. Our entire Board of Directors performs the duties of an audit committee. Our Board does not have a nominating committee as we have no employees and no operating business. The functions customarily performed by a nominating committee are performed by our Board of Directors as a whole.

Legal Proceedings Involving Directors and Executive Officers

        No current director, officer, nominee for director or officer, affiliate or promoter has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, nor has any such person been the subject of any order, judgment, or decree involving the violation of any state or federal securities or commodities laws. The Company is not aware of any legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has an interest adverse to the Company or any of its subsidiaries.

Executive Compensation

        We have not compensated our directors for service on the Board of Directors, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board. As of the date of this information statement, no director has accrued any expenses or compensation. We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors. We have not paid any salaries or other compensation to officers, directors or employees for the years ended December 31, 2003, 2002 or 2001, except as set forth on the table below. As of the date of this information statement, no executive officer has accrued any compensation.

Summary Compensation Table

        The following table provides information about the compensation paid by the Company to its current executive officers who were serving as executive officers at the end of 2003, 2002 and 2001:

		Annual Compensation				Long-Term Compensation
Awards
Payouts
				Other Annual Compen- sation ($)			Securities Underlying Options/SARs (#)		All Other Compen- sation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)			Restricted Stock Awards ($)		LTIP Payouts ($)
Pete Wells President and Director	2003 2002 2001	— — —	— — —	— — —		— — —	— — —	— — —	— — —
Geoff Williams Secretary and Director	2003 2002 2001	— — —	— — —	— 33,839 —	(1)	— — —	— — —	— — —	— — —

(1)
In February 2002, Mr. Williams was granted 1,691,951 shares of common stock of the Company for services to the Company valued at $33,839.

Employment Agreements

        Following the Merger, we expect to enter into employment agreements with Stan Yakatan, Mark Rosenfeld, John C. Wilson and Michael Ahlin. Currently, IDI pays to each of Dr. Rosenfeld and Mr. Ahlin an annual salary of $144,000 and the Board of Directors of IDI has the discretion to grant an annual bonus to each of them. Additionally, Mr. Ahlin and Dr. Rosenfeld are each entitled to participate in all employee benefit plans or programs of IDI that are available to management employees of IDI and all other benefit plans or programs as may be specified by the Board of Directors of IDI, including participation in IDI's Stock Incentive Plan.

        Since May 2004, IDI has paid Mr. Yakatan $5,000 per month for consulting services to IDI in connection with the Merger.

Stock Incentive Plan

        On July 6, 2004, IDI adopted a 2004 Stock Incentive Plan. Pursuant to the plan, IDI issued 2,868,254 options to purchase common stock of IDI to Stan Yakatan and 750,000 options to purchase common stock of IDI to John C. Wilson, at an exercise price of $0.18 per share. Of the options held by Mr. Yakatan, 573,651 are currently exercisable, 1,147,302 are exercisable on or after July 6, 2005, and 1,147,301 are exercisable on or after July 6, 2006. Of the options held by Mr. Wilson, 375,000 are exercisable on or after July 6, 2005 and 375,000 are exercisable on or after July 6, 2006. All options currently held by Messrs. Yakatan and Wilson expire on July 6, 2014. At the effective time of the Merger, each option held by Messrs. Yakatan and Wilson will be converted into the right to receive an option to purchase one share of common stock of the Company.

Certain Relationships and Related Transactions

        Except as set forth below, there have been no material transactions during the past two fiscal years between us and any officer, director, nominee for election as director, or any shareholder owning greater than 5% of our outstanding shares, nor any member of the above referenced individuals' immediate family.

        On February 24, 2002, we issued 1,691,951 shares to Geoff Williams in exchange for services rendered to and on behalf of the Company. Mr. Williams serves as our Secretary and a Director. We valued the shares issued to Mr. Williams at $0.02 per share.

        During 2003 and 2002, we incurred various general and administrative expenses that were paid for by advances from shareholders. As a result of these advances, as of March 31, 2004 we had an obligation to H. Deworth Williams, a shareholder, totaling $38,900.

        From time to time since 1999, Seroctin Research & Technology has leased office facilities from IDI, pursuant to a verbal agreement. Seroctin Research & Technology has made payments to IDI of $2,300 for each month it has leased such facilities. Michael Ahlin owns 20% and Dr. Mark Rosenfeld owns 18.4% of Seroctin Research & Technology.

PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY

        As of June 30, 2004, we had 6,000,000 shares of common stock issued and outstanding, which is the only class of voting securities that would be entitled to vote for directors at a stockholders' meeting if one were to be held. Each share of common stock is entitled to one vote.

Security Ownership of Certain Beneficial Owners and Management of the Company:

        The following table lists share ownership of the Company's common stock as of June 30, 2004. The information includes beneficial ownership by (i) holders of at least 5% of the Company's common stock, (ii) each of our current directors and executive officers and (iii) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the Commission. Except as noted below, to our knowledge, each person named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Director/Officer	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (1)
Common Stock	Edward F. Cowle 6 E. 45th Street, 10th Floor New York, NY 10017		2,015,101	33.6%
Common Stock	H. Deworth Williams 54 West 400 South, Suite 220 Salt Lake City, UT 84101		2,004,519	33.4%
Common Stock	Geoff Williams 54 West 400 South, Suite 220 Salt Lake City, UT 84101	Secretary and Director	1,696,286	28.3%
Common Stock	Pete Wells P.O. Box 844 Tooele, UT 84074	President and Director	15,000	*
All directors and officers as a group (2 persons)			1,711,286	28.5%

(1)
Percentages of common stock are computed on the basis of 6,000,000 shares of common stock outstanding as of June 30, 2004.

        The following table lists the expected share ownership of the Company's common stock after the closing of the Merger and completion of the private financing (assuming the conversion of all outstanding convertible notes of IDI upon closing of the Merger). The information includes beneficial ownership by (i) those persons who we expect will be holders of at least 5% of the Company's common stock, (ii) each of those persons who we expect will be our directors and executive officers following the Merger and (iii) all of the persons who we expect will be directors and executive officers following the Merger, as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed, giving effect to the closing of the Merger. Except as noted below, to our knowledge, after the closing of the Merger each person named in the table will have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Director/Officer	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (1)(2)
Common Stock	Blaine Taylor 634 Hidden Circle North Salt Lake City, UT 84054		4,510,000		8.3%	7.5%
Common Stock	Mitchell T. Godfrey P.O. Box 10206 Bozeman, MT 59719		3,571,050		6.6%	6.0%
Common Stock	Stan Yakatan 155 Lyndon—First Court Hermosa Beach, CA 90254	President, Chief Executive Officer and Director	573,651	(3)	1.1%	1.0%
Common Stock	Michael Ahlin 4770 Ichabod Holladay, UT 84117	Vice President and Director	6,640,900	(4)	12.2%	11.1%
Common Stock	Dr. Mark Rosenfeld 1075 Skyler Drive Draper, UT 84020	Vice President and Director	6,077,050		11.2%	10.1%
Common Stock	John C. Wilson P.O. Box 1883 Southern Pines, NC 28388	Chief Financial Officer	250,000	(5)	*	*
Common Stock	Jack Levine 16855 N.E. 2nd Avenue, Suite 303 N. Miami Beach, FL 33162	Director	0		*	*
Common Stock	Eric Wilkinson 348 Versailles Drive Melbourne Beach, FL 32951	Director	0		*	*
Common Stock	Kevin Crowe 5120 Park Brooke Walk Way Alpharetta, GA 30022	Director	0		*	*
All directors and officers as a group (7 persons)			13,541,601		24.8%	22.6%

*
Less than one percent

(1)
Includes in each case shares of common stock issuable upon exercise of options or warrants exercisable within 60 days for the subject individual only, assuming that the closing of the Merger occurs within 60 days.

(2)
Percentages in the first column are computed on the basis of 54,496,831 shares of common stock outstanding after the closing of the Merger, assuming gross proceeds of $1.0 million in the private financing. Percentages in the second column are computed on the basis of 59,946,831 shares of common stock outstanding after the Closing of the Merger, assuming gross proceeds of $2.0 million in the private financing.

(3)
Represents options to purchase 573,651 shares exercisable within 60 days, assuming the Closing occurs within 60 days. Does not include options to purchase 2,294,603 shares held by Mr.Yakatan that are not exercisable within 60 days.

(4)
Includes 1,253,000 shares of common stock of IDI held by Princess Investments. Mr. Ahlin has voting power over securities held by Princess Investments.

(5)
Includes 250,000 shares of common stock of IDI held by Wentworth Advisors, LLC. Pursuant to the Merger, Wentworth Advisors will have right to receive 250,000 shares of the Company's common stock. Mr. Wilson is the managing principal and 100% owner of Wentworth Advisors. Does not include options to purchase 750,000 shares held by Mr. Wilson that are not exercisable within 60 days.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires officers, directors and beneficial owners of more than 10% of the Company's shares to file reports with the Commission and submit those reports to the Company. Based solely on a review of the reports and representations furnished to the Company during the last fiscal year by such persons, the Company believes that each of these persons is in compliance with all applicable filing requirements.

By Order of the Board of Directors

/s/ Geoff Williams Secretary

Dated: July 13, 2004

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INTRODUCTION
CHANGE IN CONTROL
DIRECTORS AND EXECUTIVE OFFICERS
PRINCIPAL HOLDERS OF VOTING SECURITIES OF THE COMPANY